Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Correvio Pharma Corp. (“Correvio” or the “Company”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2:	Date of Material Change

March 13, 2019

Item 3:	News Release

A news release announcing the material change was disseminated on March 14, 2019 through Canada Newswire and filed on SEDAR.

Item 4:	Summary of Material Change

Correvio announced that it has entered into an At the Market Sales Issuance Agreement with Cantor & Fitzgerald Co. (“Cantor”), as agent, pursuant to which the Company may, from time to time, sell through “at-the-market” (“ATM”) offerings such number of common shares as would have an aggregate offer price of up to US$50,000,000. Correvio has also filed a prospectus supplement with securities regulatory authorities in each of the provinces of Canada, other than Québec, and with the U.S. Securities and Exchange Commission (the “SEC”) under which it may sell up to US$12,000,000 of its common shares in an ATM offering.
Item 5:	Full Description of Material Change
5.1 Full Description of Material Change
The Company announced that it has entered into an At the Market Sales Issuance Agreement dated March 13, 2019 (the “Sales Agreement”) with Cantor, as agent, pursuant to which the Company may, from time to time sell, through “at-the-market” offerings on the Nasdaq Capital Market, or another existing trading market in the United States with Cantor as agent, such number of common shares as would have an aggregate offer price of up to US$50,000,000 subject to a limit of US$12,000,000 under the ATM Prospectus Supplement (as defined below). Cantor, at Correvio’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. No offers or sales of common shares will be made in Canada or through the facilities of the Toronto Stock Exchange.
The offerings will be made by way of a prospectus supplement (the “ATM Prospectus Supplement”) to the Company’s Canadian final base shelf prospectus and its U.S. final base shelf prospectus, filed under a registration statement on Form F-10, each dated July 5, 2018 (together, the “Base Shelf Prospectuses”). The ATM Prospectus Supplement has been filed with securities regulatory authorities in each of the provinces of Canada, other than Québec, and in the United States with the SEC.

The Company plans to use the net proceeds from the offerings, if any, for preparations for future product launches, including the expected resubmission of an NDA for Brinavess® (vernakalant IV), business development opportunities and general corporate purposes. Additional information regarding the Sales Agreement is available in the ATM Prospectus Supplement.
Copies of the ATM Prospectus Supplement (together with the related Base Shelf Prospectuses) may be obtained from Correvio by submitting a request to Investor Relations at Correvio’s address at 1441 Creekside Dr., 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7 or under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
This report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.
5.2 Disclosure of Restructuring Transactions
Not applicable.
Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8:	Executive Officer

For further information, please contact:

Justin Renz
President and Chief Financial Officer
778-331-0962

Item 9:	Date of Report

March 18, 2019